Conner & Winters
Attorneys and Counselors at Law
4000 One Williams Center
Tulsa, Oklahoma 74172
918.586.5711 Phone
918.586.8982 Fax
www.cwlaw.com
Attorney Name	Direct Line: 918.586.5691
Lynnwood R. Moore, Jr.	Direct Fax: 918.586.8691
lmoore@cwlaw.com
March 17, 2010

Jennifer Thompson
Accounting Branch Chief
Division of Corporate Finance
Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 3561
Washington, D.C.  20549

Re:          ADDvantage Technologies Group, Inc.
Form 10-K for the Fiscal Year Ended September 30, 2009
Filed December 17, 2009
File No. 001-10799

Dear Ms. Thompson:

In connection with your review of the captioned filing, we offer the following responses to the comments and requests contained in your March 4, 2010 letter to Kenneth A. Chymiak of ADDvantage Technologies Group, Inc. (the “Company”).  To facilitate your review of our responses, we have restated each of your comments followed by our response.  In addition, the number of each response corresponds to the number of the comment in your letter.

Form 10-K for the Fiscal Year Ended September 30, 2009

Item 8.  Financial Statements and Supplementary Data

Consolidated Balance Sheet, page 18

1.
Please refer to comment eleven in our letter dated April 13, 2007 regarding your September 30, 2006 Form 10-K and your response dated June 12, 2007.  It does not appear that you have complied with our prior comment.  Specifically, you continue to present the same number of common shares issued as the number of common shares outstanding, which is not appropriate given your treasury stock.  Please advise.

The referenced balance sheet reported 10,340,784 shares as the number of shares “issued and outstanding” as of September 30, 2009 when in fact that was the number of shares that were only

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Conner & Winters, LLP	Founded in 1933

Jennifer Thompson
Accounting Branch Chief
March 17, 2010

“issued.”  The presentation was correct in all of the Company’s filings following our response letter dated June 12, 2007 until the subject Form 10-K and the subsequently filed first quarter 2010 10-Q.   The Company identified this presentation error shortly after filing the first quarter Form 10-Q.  The Company indicates that it will correct this error in the second quarter Form 10-Q for the period ended March 31, 2010 and all future filings.  The Company believes this error to be immaterial to the total shares outstanding, and therefore an amendment to the Form 10-K is not necessary.

Goodwill

2.
We note the material nature of your goodwill balance to your total assets.  Supplementally tell us, and please consider disclosing within your Critical Accounting Policy, how you determine your reporting units for purposes of goodwill impairment testing, identify your reporting units, and describe your methodology for determining the fair value of each reporting unit.  Additionally, please tell us, and consider disclosing, whether any of your reporting units are at risk of failing step one of the impairment test, or if material goodwill is allocated to a reporting unit that is at risk but you believe a material impairment charge is unlikely even if step one was failed, please confirm this to us and disclose this to your readers as we believe it provides them with valuable information in assessing the sensitivity of your goodwill to future impairment.  Alternatively, if a reporting unit is at risk of failing step one of the impairment test and a material impairment charge could occur, please tell us supplementally and disclose the following:

•	Percentage by which fair value exceeded carrying value as of the date of the most recent test;
•	Amount of goodwill allocated to the reporting unit;
•	Description of the methods and key assumptions used and how the key assumptions were determined;
•
Discussion of the degree of uncertainty associated with the key assumptions.  The discussion regarding uncertainty should provide specifics to the extent possible (e.g., the valuation model assumes recovery from a business downturn within a defined period of time); and

•	Description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

The Company defines its reporting units in accordance with ASC 350-20-20 where it defines a reporting unit as “an operating segment or one level below an operating segment (also known as the component).”  As noted in “Note 1 – Summary of Significant Accounting Policies”, the Company defines each of its subsidiaries as operating segments but aggregates its operating segments into one operating segment under ASC 280-50-11.  Therefore, the Company has one reporting unit to test goodwill for impairment.

Jennifer Thompson
Accounting Branch Chief
March 17, 2010

The Company utilizes both a market approach and an income approach as defined in ASC 820-10-35 paragraphs 29 – 33 to determine the fair value of its reporting unit.  For the income approach, the Company calculated a fair value using a discounted 10-year cash flow projection using EBITDA as an estimate of future cash flows.  Under this approach, the Company's fair value exceeded the carrying value.  Under the market approach, the Company calculated a fair value using a multiple of EBITDA.  Under this approach, the fair value exceeded the carrying amount.  Under the approaches discussed above, step one of the goodwill impairment test was passed.

The Company believes that the risk of failing the step one test is not probable at a reporting unit level based on the facts/estimates known as of the date of the Form 10-K.  Since the Company did not believe there was a probable risk of a material impairment charge to the financials and goodwill as a percent of total assets is not material (3% of total assets), the Company did not include goodwill as a Critical Accounting Policy.  The Company will expand its disclosure on goodwill in Note 1 – Summary of Significant Accounting Policies in future filings as follows:

“Goodwill represents the excess of cost over fair value of the assets of businesses acquired.  Goodwill is evaluated at least annually for impairment by first comparing our estimate of the fair value of the reporting unit, or operating segment, with the reporting unit’s carrying value, including goodwill.  If the carrying value of the reporting unit exceeds its fair value, a computation of the implied fair value of goodwill would then be compared to its related carrying value.  If the carrying value of the reporting unit goodwill exceeds the implied fair value of goodwill, an impairment loss would be recognized in the amount of the excess.  Judgments and assumptions are inherent in our estimate of future cash flows used to determine the estimate of the reporting unit’s fair value. The use of alternate judgments and/or assumptions could result in the recognition of different levels of impairment charges in the financial statements.  At September 30, 20xx and 20xx, the fair value of our reporting unit exceeded its carrying value, so goodwill was not impaired.” [Assuming that the last statement continues to be true.]

Note 7 – Stock-Based Compensation and Preferred Stock

3.
Please refer to comment twenty in our letter dated April 13, 2007 regarding your September 30, 2006 Form 10-K and your response dated June 12, 2007.  It does not appear that you have complied with our prior comment.  Specifically, it appears you did not provide all items required by paragraph c. and d. of ASC 718-10-50-2.  Please advise.

The Company reviewed the disclosures outlined in paragraphs c and d in ASC 718-10-50-2 and following are the results of this review:

Section c(1)

The Company has satisfied the required disclosures for this section.

Jennifer Thompson
Accounting Branch Chief
March 17, 2010

Section c(2)

This section is for equity instruments that are not specified in Section c(1).  The Company does not have any equity instruments that are not stock options, which are covered in Section c(1).  Therefore, this section does not apply.  However, to provide further information for the reader, the Company will disclose in future filings the non-vested portion of its stock options.

Section d(1)

The Company provided the total fair value of grants during the year as well as the amount of stock options granted during the year, so the reader could calculate the weighted-average grant-date fair value.  In future filings, the Company will also disclose the weighted-average grant-date fair value to make it easier for the reader.

Section d(2)

The Company did not present the total intrinsic value of any options exercised during the fiscal years for which an income statement is provided.  This will be provided in future filings.  The Company does not have any share-based liabilities, so there was nothing to disclose.  The total fair value of shares vested during the year was provided by fiscal year in the compensation expense table, and the Company also disclosed that they record compensation expense over the vesting period of the options.  The Company will expand the disclosure for the compensation table to make it clearer to the reader that the amount of compensation expense recognized represents the fair value of options vested.

Item 9A(T). Controls and Procedures

4.
We note that you did not provide certain required disclosures in your most recent Form 10-K despite your previous representations to the Staff that such disclosure would be provided in future filings.  In light of the above, please reconsider your conclusion that your disclosure controls and procedures were effective as of the end of the period covered by the report.  If you continue to believe that your disclosure controls and procedures were effective, explain to us in detail how you reached this conclusion.

The Company has reconsidered its conclusion about the effectiveness of its disclosure controls and procedures in light of your comments and, notwithstanding the immaterial errors noted in your first and third comments, continues to believe that its controls and procedures are effective.  The error noted in your first comment did not occur in any of the reports filed by the Company following our June 12, 2007 response letter until the 2009 10-K.  The 2007 and 2008 10-Ks and all of the 10-Qs filed during that period were correct.  A comment received from a third party advisor in the normal course of the review process was misinterpreted by the Company officer responsible for the 10-K, which led to the clerical error.  The Company officer with responsibility for the 10-K was not with the Company when your prior comment letter and our

Jennifer Thompson
Accounting Branch Chief
March 17, 2010

response letter were exchanged and the officer who had that responsibility previously recently left the Company.

With respect to the third comment, the Company believes that all material information required by FAS 123R has been provided.  To the extent there are specific disclosures that were not expressly made, those omissions were inadvertent and every precaution will be taken to assure that the disclosure requirements are made in future filings.  The Company and auditing firm personnel responsible for the 10-K report on which your prior comments were made and to which our prior response related are no longer involved.  Those personnel currently responsible were not involved in the 2006 10-K or the responses to your review of that report.  The commitments made in the 2007 response letter were not adequately brought to the attention of the persons who currently have responsibility for the reports under the Securities Exchange Act of 1934, as amended.

To be effective, a system of controls does not have to be perfect.  There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.  The omissions which are the subject of your first and third comments were a result of particular circumstances and human error and not a weakness or deficiency in the Company’s controls and procedures.  Nevertheless, the Company’s management indicates that it will consider these occurrences in their ongoing evaluation of the effectiveness of the procedures and controls and determine whether the controls need any changes in order to lessen the chance of such occurrences in the future.  Any changes which are implemented will be explained as appropriate in a future filing.

The Company acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosures in its filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Jennifer Thompson
Accounting Branch Chief
March 17, 2010

Closing Comments

To expedite the conveyance of additional comments, please feel free to call me at (918) 586-5691 or Kathryn Kindell at this firm at (918) 586-8963 at any time.

Yours very truly,

                    /s/ Lynnwood R. Moore, Jr.
Lynnwood R. Moore, Jr.

cc:           Mr. James Niethamer
ADDvantage Technologies Group, Inc.
Mr. Kenneth A. Chymiak
Mr. Scott A. Francis